UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from        to

Commission File Number 1-3526

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE SOUTHERN COMPANY
EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE SOUTHERN COMPANY
30 Ivan Allen Jr. Boulevard, NW
Atlanta, Georgia 30308

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
TABLE OF CONTENTS
Page

EXHIBITS	2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014 and 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014:
Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6-13
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2014
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	15
SIGNATURE	16

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBITS

23.1	Consent of Babush, Neiman, Kornman & Johnson, LLP

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
The Southern Company Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Southern Company Employee Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The Supplemental Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The Supplemental Schedule of Assets (Held at End of Year) is the responsibility of the Plan’s management. Our audit procedures included determining whether the Supplemental Schedule of Assets (Held at End of Year) reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedule of Assets (Held at End of Year). In forming our opinion on the Supplemental Schedule of Assets (Held at End of Year), we evaluated whether the Supplemental Schedule of Assets (Held at End of Year), including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Supplemental Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Babush, Neiman, Kornman & Johnson, LLP

Atlanta, Georgia
June 19, 2015

The Southern Company Employee Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
ASSETS

Participant-directed investments at fair value	$5,466,436,304	$4,929,768,865

Receivables
Notes receivable from participants	108,869,344	105,583,755
Accrued interest	306	82
Total Receivables	108,869,650	105,583,837

Cash	5,746,024	516,279

NET ASSETS AVAILABLE FOR BENEFITS	$5,581,051,978	$5,035,868,981

See notes to financial statements

The Southern Company Employee Savings Plan
Statement of Changes in Net Assets
Available for Benefits
For the Year Ended December 31, 2014

ADDITIONS

Contributions from participants	$165,722,726
Contributions from participant rollovers	10,418,253
Contributions from employer	87,179,518
Interest and dividends	146,792,635
Net appreciation in fair value of investments	574,805,632
Interest on notes receivable from participants	3,390,677

TOTAL ADDITIONS	988,309,441

DEDUCTIONS

Benefits paid to participants or beneficiaries	442,119,589
Administrative expenses and other	1,006,855

TOTAL DEDUCTIONS	443,126,444

NET INCREASE	545,182,997

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	5,035,868,981

End of Year	$5,581,051,978

See notes to financial statements

The Southern Company Employee Savings Plan

Notes to Financial Statements

A.    DESCRIPTION OF THE PLAN
General. The following description of The Southern Company Employee Savings Plan (the “Plan”) is provided for general information purposes only. Readers should refer to the Plan and other documents relating to the Plan for more complete information.
The Plan is a defined contribution plan administered by The Southern Company Benefits Administration Committee (the “Committee”), as designated in the Plan. The Plan covers substantially all employees and certain former employees and retirees of the following subsidiaries of The Southern Company (the “Company”): Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, Southern Company Services, Inc. (the “Plan Sponsor”), Southern Communications Services, Inc., and Southern Nuclear Operating Company, Inc. (collectively, referred to as the “Employing Companies”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code of 1986, as amended (the “IRC”).
Plan Administration. The trustee and recordkeeper of the Plan are Bank of America, N.A. (the “Trustee”) and Merrill Lynch, Pierce, Fenner & Smith, Incorporated, respectively.
Participation. Employees meeting certain criteria, as defined by the Plan, may elect to participate in the Plan immediately after the employee’s first day of employment as of the first day of the payroll period.
Contributions. Participants may elect to contribute total before-tax, Roth after-tax, or regular after-tax contributions of up to 25% of eligible compensation, as defined by the Plan. Participants may change the percentage of their contributions at any time. Contributions are subject to certain IRC limitations. Participants also may contribute by rolling over to the Plan amounts representing distributions from other qualified defined benefit plans, defined contribution plans, or eligible individual retirement accounts.
The Employing Companies’ contributions (“Employer Matching Contributions”) are discretionary and determined by the Board of Directors of the Plan Sponsor. For the year ended December 31, 2014, the Employing Companies contributed, on behalf of the participants, an amount equal to 85% of each participant’s contribution, up to 6% of eligible compensation. The Board of Directors of the Plan Sponsor reserves the right to discontinue or change the Employer Matching Contributions at any time; however, it has not expressed any intent to make any changes at the present time.
Participant Accounts. Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Employer Matching Contributions, and an allocation of Plan earnings based on the participant’s investment elections, and charged with certain administrative expenses and any withdrawals and allocations of Plan losses based on the participant’s investment elections. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes to Financial Statements (Continued)

Investment Options. Participants’ contributions may be invested in 1% increments into any of the investment options offered by the Plan. The Plan offers a participant-directed brokerage account that allows participants to purchase publicly traded securities, mutual funds, and fixed income instruments. Participants may change their investment options at any time.
Vesting. Participants are immediately vested in the total value of their accounts - both employee and Employer Matching Contributions.
Notes Receivable from Participants. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with prevailing rates as determined by the Committee. The term of the loan may not be less than 12 months or more than 58 months. However, if the loan is to be used to purchase a principal residence, the term of the loan may be up to 15 years. Generally, principal and interest are paid ratably through payroll deductions. Participants also may repay an outstanding loan in full at any time.
Payment of Benefits. Upon retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s account or annual installments over a period of up to 20 years or may defer the distribution of the account. However, the participant must begin receiving payments by April 1 of the calendar year following the later of the calendar year in which the participant reaches age 70 ½ or terminates with the Company. On termination of service due to death or disability, or for other reasons, a participant or beneficiary may receive the value of his or her account as a lump-sum distribution.
Each participant may elect to receive a cash distribution of all or a portion of the dividends payable on the shares of the Company’s common stock credited to the participant’s account as of the record date of the dividend. The dividends payable on the shares of the Company’s common stock credited to the account of a participant who does not elect to receive a cash distribution are reinvested in the participant’s account in shares of the Company’s common stock. Payments of the cash distributions for dividends payable are made as soon as administratively practicable after the payable date of the dividend but no later than 90 days after the end of the Plan year which includes such payable date. A participant’s election to receive cash distributions of dividends payable on the Company’s common stock is revoked automatically upon his or her death.
B.    SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Notes to Financial Statements (Continued)

Risks and Uncertainties. The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition. The Plan’s investments are stated at fair value. Quoted market prices are used to value all readily marketable securities. Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Collective trust funds (“CCTs”) are valued at the NAV of units of a collective trust fund. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value.
The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.
Notes Receivable from Participants. Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Payments of Benefits. Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $1,454,496 and $2,015,262 as of December 31, 2014 and 2013, respectively.
Administrative and Investment Management Fees. Brokerage commissions, transfer taxes, and any other expenses resulting from purchases and sales of securities within investment funds are charged to the various investment funds. Commissions on individual securities traded through the participant directed brokerage option are charged to the participant making the trade.
In addition, investment management fees for all funds, except Company common stock, are charged to Plan assets.
Certain reasonable Plan administration expenses approved in accordance with Plan requirements may be paid from Plan assets.

Notes to Financial Statements (Continued)

C.    INVESTMENTS
All investments are participant directed. The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013 are as follows:

	December 31
	2014	2013
Southern Company Common Stock	$2,651,313,429	$2,365,881,416
BlackRock Money Market Fund	615,592,048	517,367,514
Vanguard Institutional Index Plus Fund	977,283,270	880,221,726
BlackRock Russell 2000 Index Fund	376,014,602	367,217,525
During the year ended December 31, 2014, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

Southern Company Common Stock	$453,556,828
Mutual Funds	100,505,205
Common Collective Trust Funds	19,672,847
Self-Directed Accounts
Common and Preferred Stocks	1,857,533
Mutual Funds	(804,421)
Other	17,640
$574,805,632

D.    FAIR VALUE MEASUREMENT
Accounting Standard Codification (ASC) Topic 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs to valuation techniques used to measure fair value. These levels, in order of highest to lowest priority are described below:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.
Level 2 —	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.
Level 3 —	Prices that are unobservable for the asset or liability and are developed based on the best information available under the circumstances, which might include the Company’s own data.

The Plan classifies its investments based on the lowest level of input that is significant to the fair value measurement. The following tables set forth, by level within the fair value hierarchy, a summary of the Plan’s investments measured at fair value as of December 31, 2014 and 2013.

Notes to Financial Statements (Continued)

	Level 1	Level 2
December 31, 2014
Southern Company Common Stock	$2,651,313,429	$—
Vanguard Institutional Index Plus Fund	977,283,270	—
BlackRock Money Market Fund (1)	—	617,046,621
BlackRock Russell 2000 Index Fund (2)	—	376,014,602
BlackRock EAFE Equity Index Fund (3)	—	244,856,459
Northern Trust Collective Aggregate
Bond Index Fund (Tier Two) (4)	—	262,702,932
Self-directed investments
Mutual Funds	87,767,204	—
Common and Preferred Stocks	174,120,883	—
Money Market Funds and CDs (1)	—	72,276,224
Other	3,054,680	—

Total	$3,893,539,466	$1,572,896,838

Notes to Financial Statements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013.

	Level 1	Level 2
December 31, 2013
Southern Company Common Stock	$2,365,881,416	$—
Vanguard Institutional Index Plus Fund	880,221,726	—
BlackRock Money Market Fund (1)	—	519,561,483
BlackRock Russell 2000 Index Fund (2)	—	367,217,525
BlackRock EAFE Equity Index Fund (3)	—	239,266,508
Northern Trust Collective Aggregate
Bond Index Fund (Tier Two) (4)	—	234,085,826
Self-directed investments
Mutual Funds	80,960,601	—
Common and Preferred Stocks	165,117,091	—
Money Market Funds and CDs (1)	—	73,680,258
Other	3,776,431	—

Total	$3,495,957,265	$1,433,811,600

1.	This fund invests in high quality, short-term debt securities known as money market instruments. The fair value of the investment has been estimated using the NAV per unit.

2.
This is a unitized fund specific to the Plan in which a majority of assets are invested within the BlackRock Russell 2000 Index Fund. This fund seeks to match the performance of the Russell 2000 Index by investing in a diversified sample of stock that makeup the index. There are currently no redemption restrictions on this investment. The fair value of the investment has been estimated using the NAV per unit.

3.
This is a unitized index fund specific to the Plan in which a majority of assets are invested within the BlackRock Europe, Australasia, Far East (EAFE) Equity Index Fund. This fund seeks to match the performance of the Morgan Stanley Capital Internal (MSCI) EAFE Index by investing in stocks that make up that index. There are currently no redemption restrictions on this investment. The fair value of the investment has been estimated using the NAV per unit.

4.
This fund is a common/collective trust fund that is designed to hold a portfolio representative of the overall United States bond and debt market, as characterized by the Barclays Capital Aggregate Index. There is a 30 calendar day repurchase restriction on this investment. The fair value of the investment has been estimated using the NAV per unit.

Notes to Financial Statements (Continued)

E.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are units of collective trust funds managed by BlackRock, Inc., a company in which the Trustee holds a substantial but not majority ownership interest. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
At December 31, 2014 and 2013, the Plan held 53,987,241 and 57,550,022 shares, respectively, of common stock of the Company at a fair value of $2,651,313,429 and $2,365,881,416, respectively, with a cost basis of $2,266,589,615 and $2,506,268,298, respectively. During the year ended December 31, 2014, the Plan recorded related dividend income of approximately $117,750,782.
F.    PLAN TERMINATION
Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue Employer Matching Contributions at any time and/or to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants will remain 100% vested in their accounts.
G.    FEDERAL INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Plan Sponsor by a letter dated May 22, 2012 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan Sponsor and the Committee believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.
H.    SUBSEQUENT EVENT
The Company has evaluated the financial statements for subsequent events through June 19, 2015, which is the date the financial statements were issued.

Notes to Financial Statements (Continued)

I.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
Amounts allocated to withdrawing participants as of December 31, 2014 and 2013 in the amount of $1,454,496 and $2,015,262, respectively, are recorded on the Form 5500 for benefits payments that have been processed and approved for payment prior to year-end but not paid as of that date.
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to the Form 5500:

	2014	2013
Net Assets Available For Benefits	$ 5,581,051,978	$ 5,035,868,981
Less: Amounts allocated to withdrawing participants	(1,454,496)	(2,015,262)
Net Assets Available For Benefits per Form 5500	$ 5,579,597,482	$ 5,033,853,719

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2014 to the Form 5500:

Benefits paid to participants or beneficiaries per financial statements	$442,119,589
Add: Amounts allocated to withdrawing participants 2014	1,454,496
Less: Amounts allocated to withdrawing participants 2013	(2,015,262)
Benefits paid to participants per Form 5500	$441,558,823

Supplemental Schedule

Form 5500, Schedule H, Part IV, Line 4i
Plan Sponsor’s EIN: 63-0274273
Plan Number: 002

The Southern Company Employee Savings Plan
Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value

*	The Southern Company	Common stock	**	$2,651,313,429
*	BlackRock	BlackRock Money Market fund	**	615,592,048
*	BlackRock	BIF Money Market	**	1,454,573
*	BlackRock	BlackRock Russell 2000 Index Fund	**	376,014,602
*	BlackRock	BlackRock EAFE Equity Index Fund	**	244,856,459
	Vanguard	Vanguard Institutional Index Plus Fund	**	977,283,270
	Northern Trust	Northern Trust Collective Aggregate Bond Index Fund (Tier Two)	**	262,702,932
	Various	Self-directed accounts	**	337,218,991
*	Participant loans	Interest rates range from 3.25% to 10.0% with maturity dates through 2022	0	108,869,344
	TOTAL			$5,575,305,648

*	Party-in-interest
**	Cost information is not required as all investments are participant-directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Southern Company Employee Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN

/s/Stacy R. Kilcoyne
Stacy R. Kilcoyne, Chair The Southern Company Benefits Administration Committee

June 19, 2015